August 8, 2024

Gerhard Ziems
Chief Financial Officer
Coronado Global Resources Inc.
Level 33, Central Plaza One
345 Queen Street
Brisbane, Australia 4000

       Re: Coronado Global Resources Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2023
           Filed February 20, 2024
           File No. 000-56044
Dear Gerhard Ziems:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation